Exhibit (a)(1)(J)

Withdrawal notification email:

Dear [Name],

NICE has received your withdrawal request for your previous acceptance of the following grant:

Grant Number	Grant Date	Exercise price	Outstanding Options

Please note that by withdrawing your acceptance, the relevant Eligible Option grant will remain with its original terms and conditions.

If you reconsider before August 5, 2009 at 4:00 PM, Eastern Daylight Time (or such later date as may apply if the exchange offer is extended), you may re-accept the offer or elect to exchange additional Eligible Options grants by completing a new Election Form. You must submit the new Election Form before 4:00 PM EDT, on August 5, 2009 (or such later date as may apply if the exchange offer is extended).